April 23, 2014

BY EDGAR

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VeriSign, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 21, 2014 File No. 000-23593
Dear Mr. Gilmore:
I write on behalf of VeriSign, Inc. (the “Company” or “Verisign”) in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 11, 2014 (the “Comment Letter”) setting out comments with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on February 21, 2014 (the “Annual Report”).

On behalf of the Company, set forth below is the response to the comments contained in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in italicized text prior to the response. Capitalized terms used but not defined herein are used as defined in the Annual Report.

Form 10-K for the Fiscal Year Ended December 31, 2013
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenues, page 39

1.
We note that renewal rates for existing registrations are one of the drivers of changes in revenue. Please tell us what consideration was given to including renewal rate information in your MD&A discussion. In this regard, we note that you disclose renewal rate information in your earnings release which was filed in the Form 8-K on February 6, 2014. We refer to you Section III.B.1 of SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and confirms that it will disclose the renewal rate and the gross and net new name registrations, consistent with the disclosures in its earnings releases, in future quarterly and annual filings beginning with its Quarterly Report on Form 10-Q for the three months ended March 31, 2014. Please note that the renewal rate is not fully measurable until 45 days after the end of the quarter. As a result, reporting of renewal rates by necessity will be one quarter in arrears.

Mr. Patrick Gilmore
Accounting Branch Chief
April 23, 2014

Item 11. Executive Compensation, page 53 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 9, 2014)

2.
In your response describe the company’s performance relative to the parameters evaluated to determine bonus and RSU award levels, and clarify the methodology followed to establish those categories of compensation. In future filings, the bases on which cash bonuses, RSUs or other forms of performance-based compensation were earnable and awarded should be explained in reasonably specific detail.

The Compensation Discussion and Analysis (the “CD&A”) contained in the Company's Definitive Proxy Statement on Schedule 14A filed April 9, 2014 (the “Proxy Statement”) provides the following description regarding the its performance relative to the parameters evaluated to determine bonus and restricted stock unit (“RSU”) award levels.
As stated in the CD&A under “Elements of Our Executive Compensation Program,” the Compensation Committee approves actual annual incentive award payments for the Company's senior officers, including its Named Executive Officers (“NEOs”), taking into account the Company’s performance and individual performance. The Compensation Committee also reviewed peer group and relevant survey data, and paid particular attention to the 50th percentile in both data sets, as well as individual factors, in setting target awards.
The Company performance goals for the 2013 Verisign Performance Plan were approved by the Compensation Committee in February 2013 and were based on two financial measures: Revenue and Non-GAAP Operating Margin, both weighted equally at 50%. A description of the performance measures and funding established for each of the goals are set forth in the “Elements of Our Executive Compensation Program” section of the CD&A.
For 2013, the Compensation Committee determined that Verisign achieved $965.1M or 101.3% of the Revenue goal. Based on a weighting of 50%, this resulted in a funding multiplier of 69% of the total bonus pool for this goal. The Compensation Committee also determined that Verisign achieved a Non-GAAP Operating Margin of 58.5% which was 101.5% of the Non-GAAP Operating Margin goal. Based on a weighting of 50%, this resulted in a funding multiplier of 58.7% for this goal. Overall performance achievement was 127.7% as described in the chart on page 23 of the Proxy Statement. Two of the NEO’s, Mr. Bidzos and Mr. Goshorn, received bonus payments which are equal to the funding factor of 127.7% multiplied by their respective bonus target as a percent of base salary (100% and 60%, respectively). Mr. Kilguss received an adjustment over the funding multiplier due to exceptional performance in managing Verisign’s capital structure, bond offering and cost reductions, while Mr. Kane received slightly less than the 127.7% funding factor as a reflection of his performance in 2013. Bonus payments are based on a combination of Company and individual performance within the limits set forth in the “Tax Treatment of Executive Compensation” section of the CD&A.
Similarly, the 2013 RSU awards are described in the CD&A under “Elements of Our Executive Compensation Program.” In 2013, the Compensation Committee granted long-term equity compensation to the Company's senior officers consisting of 50% performance-based RSUs and 50% time-vesting RSUs. The time-vesting RSUs provide strong retentive value for the executive talent as they vest over four years. They are also linked to increases in stockholder value creation as their value goes up or down with the Company’s stock price. The performance-based RSUs multi-year vesting period also provides a retention incentive.
The factors used to determine target award amounts include job responsibilities, experience, individual contributions, future potential, value of vested and unvested outstanding equity awards and internal pay equity. The Compensation Committee also reviewed peer group and relevant survey data, and paid particular attention to the 50th percentile in both data sets, as well as individual factors, in setting target awards.

Mr. Patrick Gilmore
Accounting Branch Chief
April 23, 2014

The 2013 performance-based RSUs are based on two financial measures – average annualized growth in fully diluted GAAP Earnings Per Share from Continuing Operations (“GAAP EPS”) and Total Shareholder Return compared to the S&P 500 index. The number of performance-based RSUs earned may range from 0-200% of the target award based on GAAP EPS growth for the relevant performance periods, but no more than 100% of target may be earned unless the Company equals or outperforms the Total Shareholder Return of the S&P 500 index for the relevant performance periods. The 2013 performance-based RSU awards contain two performance periods, such that 50% of each award is eligible to be earned based on performance from January 1, 2013 through December 31, 2014 and January 1, 2013 through December 31, 2015. Average annualized growth in GAAP EPS for the performance period will be determined by growth in GAAP EPS in one year over the previous year, averaged over the number of years in the performance period. We believe that the performance metrics coincide with shareholder interests, create a long term performance focus and complement the performance metrics in the Company’s short term annual incentive plan.
In addition and as previously disclosed, the Committee granted a one-time special performance-based RSU to the NEOs in 2013. The Committee did not grant partial credit for the renewal of the .com Registry Agreement in connection with the vesting of the 2012 performance-based RSUs but, recognizing that most of the subcomponents of that goal had been met, decided to make this special grant of performance-based RSUs. Vesting of these awards was subject to achievement of the 2013 Annual Incentive Compensation Plan performance goal as described in “Tax Treatment of Executive Compensation.” The goal was achieved and therefore 100% of target awards were earned as of February 21, 2014.
In future filings we will explain in reasonably specific detail the bases on which cash bonuses, RSUs or other forms of performance-based compensation were earnable and awarded.
Item 15. Exhibits and Financial Statement Schedules, page 54

3.	In your next filing, please include a copy of your December 1, 2012 revised .name Registry Agreement or tell us why you believe that you are not required to file this agreement
The Company respectfully submits that it does not believe its .name Registry Agreement is required to be filed because the Company believes this agreement is made in the ordinary course of business and is therefore excluded from Item 601(b)(10)’s filing requirements. In addition, the Company does not believe this agreement falls within Item 601(b)(10)(ii)(B)’s exception for contracts on which the Company is substantially dependent. Revenues from .name are not significant in relation to the Company’s consolidated revenues, as stated on page 39 of its 2013 Annual Report on Form 10-K.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 13: Income Taxes, page 88

4.
We note the $1.2 billion related to capital loss carryforwards and book impairment of investments that was included in deferred tax assets as of December 31, 2013. Please tell us what consideration was given to disclosing the amounts, expiration dates, the limitations of and the future tax effect of the capital loss carryforwards. Refer to ASC 740-10-50-6 and ASC 740-10-50-3, by analogy.

The Company respectfully informs the Staff that the $1.2 billion deferred tax asset is related to capital loss carryforwards which the Company does not expect to realize. Accordingly, the entire amount is reserved through a valuation allowance and accrual for uncertain tax positions. The Company considered the disclosure requirements in ASC 740-10-50-6 and accordingly disclosed the tax effect ($1.2 billion) of the capital loss carryforwards before allocation of valuation allowances in the table of deferred tax assets and liabilities on page 89 of its 2013 Annual Report on Form 10-K. The Company also included the following disclosure related to the future tax effect of the capital loss carryforwards on page 90 following the table: “With the exception of deferred tax assets related to capital loss carryforwards, book and tax basis differences of certain investments and certain foreign net operating loss carryforwards, management believes it is more likely than not that the tax effects of the deferred tax liabilities together with future taxable income, will be sufficient to fully recover the remaining deferred tax assets.”

Mr. Patrick Gilmore
Accounting Branch Chief
April 23, 2014

The Company also considered the disclosure requirements in ASC 740-10-50-3, which references operating loss and tax credit carryforwards, and accordingly disclosed the amounts and expiration dates of its federal, state and foreign net operating loss carryforwards and federal and state research tax credits and alternative minimum tax credits. The Company did not read the disclosure requirements of ASC 740-10-50-3 to advise analogous disclosure for capital loss carryforwards. Further, since the capital loss carryforwards are not expected to be realized and the entire amount is fully reserved, additional disclosure would not provide material information.
However, in light of the comment from the Commission and the analogy of ASC 740-10-50-3 to capital loss carryforwards, the Company undertakes to include disclosure similar to the following (which is as of December 31, 2013) in its future annual filings beginning with its 2014 Annual Report on Form 10-K: “As of December 31, 2013, the Company had federal and state capital loss carryforwards of $3.1 billion and $3.3 billion, respectively, before applying tax rates for the respective jurisdictions. The capital loss carryforwards expire in 2018 and are also subject to annual limitations under Internal Revenue Code Section 382. The Company does not expect to realize any tax benefits from the capital loss carryforwards and accordingly has reserved the entire amount through valuation allowance and accrual for uncertain tax positions.”

*	*	*	*

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Patrick Gilmore
Accounting Branch Chief
April 23, 2014

We hope that this response adequately addresses the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Richard H. Goshorn, Senior Vice President, General Counsel and Secretary, at (703) 948-4551, Luci Altman, Vice President, Associate General Counsel, at (703) 948-3966, or me at (703) 948-3963.

Very truly yours,

/s/ George E. Kilguss, III
George E. Kilguss, III
Chief Financial Officer
VeriSign, Inc.

cc:    Eiko Yaoita Pyles
Christine Davis
Gabriel Eckstein
Mark Shuman
Securities and Exchange Commission

Richard H. Goshorn
Luci Altman
John Calys
VeriSign, Inc.

Pamela L. Marcogliese
Cleary Gottlieb Steen & Hamilton LLP

Steven G. Barry
KPMG LLP